Ecology Coatings, Inc.

8605 Santa Monica Boulevard

Los Angeles, CA 90069

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Washington DC 20549

Re Ecology Coatings, Inc.

Item 4.01 Form 8-K

Filed October 31, 2014

File No. 333-91436

Dear Sir or Madam,

I am the Chief Executive Officer of Ecology Coatings, Inc (the “Company”). I have reviewed the Company’s Current Report on Form 8-K filed October 31, 2014. In connection with such review, I acknowledge that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclosure the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Thank for your time and consideration.

Yours very truly,

ECOLOGY COATINGS, INC

/s/ Shulamit Lazar

Shulamit Lazar